Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which our management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. The discussion should be read together with our consolidated financial statements and the related notes thereto included in our Annual Report on Form 20-F filed on April 13, 2026 with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2025 (“Annual Report”), our unaudited interim condensed consolidated financial statements and the related notes thereto as of and for the three and nine months ended September 30, 2026 accompanying this Report on Form 6-K (“Interim Report”) and our other filings with the SEC (collectively, the “Public Filings”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. You should also review the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Public Filings for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion. The Company’s historical results are not necessarily indicative of the results that may be expected for any period in the future.

Under Cayman Islands law, we are required to prepare financial statements on a semi-annual and an annual basis, and we are not required to prepare or file quarterly financial information. Notwithstanding the foregoing, beginning in 2026, we have elected to voluntarily publish quarterly financial information. Assuming we remain subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and continue to qualify as a “foreign private issuer” at the time of publication, we intend to (1) file our audited annual financial statements on Form 20-F with the SEC and (2) furnish quarterly financial statements on Form 6-K to the SEC.

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations generally discusses results for the three and nine-month periods ended September 30, 2026 and 2025.

All references to “we,” “us,” “our,” “Marti,” and the “Company” refer to Marti Technologies, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands, and its subsidiaries.

Operating Results

Overview

Marti offers tech-enabled transportation services to consumers across Türkiye through three service offerings: ride-hailing, delivery, and two-wheeled electric vehicles. The availability of each service varies by city. Our ride-hailing service matches riders with car, motorcycle, and taxi drivers. Our delivery service enables fast, same-hour package deliveries through our driver network, with digital tracking available within the Marti super app. Our two-wheeled electric vehicle service offers shared mobility through a Company-owned and operated fleet of e-mopeds, e-bikes and e-scooters, with each transportation modality serving different distances, comfort levels, and price points.

The Company operates and reports as a single operating and reportable segment.

The key measure of performance used by the Chief Operating Decision Maker (“CODM”), Marti CEO Oğuz Alper Öktem, for the single reportable segment is loss before income tax expense. The CODM uses this metric to assess whether the Company is meeting its cost targets, to identify areas requiring cost discipline and to determine actions needed to reduce losses and maintain operational efficiency.

See Note 3.2 to the unaudited interim condensed consolidated financial statements for more information.

Key Factors Affecting Operating Results

We believe operating results and growth trajectory are influenced by a number of factors, including the scale and efficiency of our platform, supply and demand dynamics across our services, regulatory developments and government relations, competition, seasonality, and broader macroeconomic conditions. Some of these factors present significant opportunities for us, impact our growth trajectory, profitability, and operational performance, while also posing risks and challenges, including those discussed below and under Item 3D. “Key Information—Risk Factors” in our Annual Report.

Network density and supply-demand balance

Our ability to efficiently match supply and demand across our platform, through driver availability in ride-hailing and delivery services and fleet availability in our two-wheeled electric vehicle services, is a key determinant of growth and profitability. Increasing network density, alongside effective management of supply-demand balance, enhances utilization rates, reduces wait times, and improves overall service reliability. Driver acquisition, retention, and engagement, as well as fleet expansion and utilization, directly impact consumer experience, service levels, and platform-level revenue generation.

Consumer demand and adoption

Growth in active consumers and usage frequency across our services depends on consumer perception of affordability, reliability, and safety. Sustained adoption is driven by our ability to deliver consistent service quality and a seamless consumer experience across our platform. Changes in consumer preferences, service performance, or brand perception may impact demand levels and usage patterns.

Regulatory framework and government relations

Our operations are subject to evolving national and local regulations in Türkiye, particularly with respect to licensing and operational requirements for our two-wheeled electric vehicle services. Regulatory developments may affect our ability to expand into new markets, increase or decrease the size of our fleet and number of licensed drivers, or maintain existing operations, and may also impact our cost structure. We engage with regulatory authorities at the national, city, and district levels to monitor regulatory developments, maintain compliance with applicable laws, and advocate for policies that support the urban mobility needs of our consumers.

Competition

We operate in a highly competitive and rapidly evolving industry. Competitive dynamics may impact pricing, incentives, and consumer and driver acquisition costs, which in turn affect our margins and growth. For more information, see “Item 4B. Information on the Company—Business Overview—Competition” in our Annual Report.

Seasonality of the business

Usage of our services is influenced by seasonal trends and weather conditions, with higher demand typically observed during the second and third quarters. Adverse weather conditions may reduce usage and impact revenue. For more information, see “Item 4B. Information on the Company—Business Overview—Seasonality” in our Annual Report.

Macroeconomic and geopolitical factors

Our operating results are also sensitive to macroeconomic and geopolitical factors, including inflation, currency fluctuations, interest rates, labor market dynamics, and consumer spending patterns. During the third quarter of 2026, Türkiye continued to experience inflationary conditions and depreciation of the Turkish lira against the U.S. dollar. These factors have affected, and may continue to affect, both consumer demand and driver supply, as well as our overall cost base.

Additionally, economic or political instability in Türkiye or globally could result in lower discretionary travel, supply chain interruptions, or changes in investor sentiment. The military conflict involving Iran that began in February 2026 has contributed to increased volatility in global energy and commodity prices, disrupted shipping through the Strait of Hormuz, and heightened geopolitical uncertainty in Türkiye, which shares a border with Iran. A ceasefire announced in June 2026 broke down in July 2026, and intermittent hostilities and disruptions to commercial shipping through the Strait of Hormuz continued through the end of the third quarter. Any further escalation, prolonged instability or continued disruption to regional trade routes could increase fuel and operating costs, contribute to inflationary pressures, reduce consumer spending and adversely affect our business, financial condition and results of operations.

We continue to monitor macroeconomic and geopolitical conditions and may adjust our pricing, cost management, and operational strategies, as appropriate, to mitigate potential impacts on our financial condition and results of operations.

Components of Results of Operations

Revenue

Our platform revenue is generated from subscription packages that provide platform consumers with various benefits across our services. These subscription packages offer consumers a bundle of advantages such as priority access to certain services, as well as free and discounted usage of certain services.

Our two-wheeled electric vehicle revenue is primarily generated from the fees paid by our consumers to rent our vehicles less promotions, discounts, and refunds.

We also generate two-wheeled electric vehicle revenue from reservations, where we charge a minute-based fee for reserving a vehicle until the start of the trip. For the three and nine months ended September 30, 2026 and 2025, reservation revenues constituted less than 1.0% of our total revenue.

Cost of Revenues

Cost of revenues primarily consists of depreciation and amortization expense, salaries of operational and logistics staff, rental vehicles’ maintenance and repair expense, operating lease expense, and data cost expense.

Gross Profit

Gross profit represents revenue less cost of revenues.

General and Administrative

General and administrative expenses represent costs incurred by us for executive and management overhead and administrative and back-office support functions. These costs primarily consist of salaries, benefits, travel, bonuses, and share-based compensation, consulting, communication, network and cloud, email, and IT services expenses, professional service providers, off-site storage and logistics, certain insurance coverage, and an allocation of office rent and utilities related to our general and administrative divisions. General and administrative costs are expensed as incurred.

Selling and Marketing

Selling and marketing expenses primarily consist of advertising expenses and marketing costs associated with promoting our services. Selling and marketing costs are recognized as they are incurred.

Other Income / (Expense), Net

Other income / (expense), net primarily consists of promotional subsidies extended to platform users in connection with our user acquisition and retention efforts, as well as provisions and other non-operating income and expenses.

Loss on Debt Extinguishment

Loss on debt extinguishment represents losses recognized in connection with modifications to the Company’s convertible note agreements that are accounted for as extinguishments under ASC 470-50, Debt—Modifications and Extinguishments. The loss is measured as the difference between the reacquisition price of the existing notes and the carrying amount of the extinguished debt immediately prior to the modification.

Financial Expense, Net

Financial expense, net primarily consists of interest expense on financial liabilities and foreign exchange gains and losses.

Provision for Income Taxes

We account for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial statement and income tax basis of existing assets and liabilities. These differences are measured using the enacted statutory tax rates that are expected to apply to taxable income for the years in which differences are expected to reverse. We recognize the effect on deferred income taxes of a change in tax rates in the period that includes the enactment date.

We record a valuation allowance to reduce our deferred tax assets to the net amount that we believe is more likely than not to be realized. Management considers all available evidence, both positive and negative, including historical levels of income, expectations, and risks associated with estimates of future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance.

Under the provisions of ASC 740-10, Income Taxes, we evaluate uncertain tax positions by reviewing them against applicable tax law for all positions taken by us with respect to tax years for which the statute of limitations is still open. ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. We recognize interest and penalties related to the liability for unrecognized tax benefits, if any, as a component of the income tax expense line in the accompanying unaudited interim condensed consolidated statements of operations and comprehensive loss.

Operating Results

The following table sets forth our results of operations for the periods presented. The period-to-period comparisons of financial results are not necessarily indicative of future results.

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands)	2026	2025	Period- over- Period Change (%)	2026	2025	Period- over- Period Change (%)
Revenue	$24,730	$10,844	128.1%	$60,143	$25,171	138.9%
Operating expenses:
Cost of revenues	$(4,577)	$(3,543)	29.2%	$(13,591)	$(10,910)	24.6%
Gross Profit	$20,153	$7,301	176.0%	$46,552	$14,261	226.4%
Gross Profit Margin (%)	81.5%	67.3%	1,416 bps	77.4%	56.7%	2,075 bps
General and administrative expenses(1)	$(7,535)	$(9,104)	(17.2)%	$(22,418)	$(21,288)	5.3%
Selling and marketing expenses	$(3,607)	$(3,143)	14.8%	$(7,798)	$(6,211)	25.6%
Research and development expenses	$(741)	$(976)	(24.1)%	$(2,666)	$(2,087)	27.7%
Other expenses	$(5,855)	$(3,095)	89.2%	$(15,824)	$(6,434)	145.9%
Other income	$288	$179	60.9%	$1,067	$384	177.7%
Total operating expenses	$(22,028)	$(19,682)	11.9%	$(61,229)	$(46,546)	31.5%
Gain/(loss) from operations	$2,702	$(8,838)	n.m. (3)	$(1,087)	$(21,376)	(94.9)%
Financial expense, net	$(3,720)	$(3,519)	5.7%	$(11,537)	$(10,260)	12.4%
Fair value gain on derivative instrument	$--	$1,199	(100.0)%	$--	$1,199	(100.0)%
Loss on debt extinguishment	$--	$--	--	$(8,322)	$--	100.0%
Loss before income tax expense	$(1,018)	$(11,158)	(90.9)%	$(20,946)	$(30,437)	(31.2)%
Income tax expense	$--	$--	--	$--	$--	--
Net loss(2)	$(1,018)	$(11,158)	(90.9)%	$(20,946)	$(30,437)	(31.2)%

(1)	General and administrative expenses during the three months ended September 30, 2026 include share-based compensation expense of $2.2 million.

General and administrative expenses during the nine months ended September 30, 2026 include share-based compensation expense of $6.9 million.

(2)	Net loss during the three months ended September 30, 2026 includes share-based compensation expense of $2.2 million.

Net loss during the nine months ended September 30, 2026 includes share-based compensation expense of $6.9 million.

Net loss during the nine months ended September 30, 2026 includes loss on debt extinguishment of $8.3 million.

(3)	n.m. indicates that the year-over-year change is not meaningful due to a negative prior period.

Revenue

Three Months Ended September 30, 2026 Compared to Three Months Ended September 30, 2025

Our revenue increased by $13.9 million, or 128.1%, from $10.8 million during the three months ended September 30, 2025 to $24.7 million during the three months ended September 30, 2026, primarily attributable to a $14.2 million increase in platform subscription package revenue driven by growth in the number of consumers purchasing platform subscription packages and higher average subscription package pricing, and a $0.3 million increase in rental revenue, partially offset by a $0.7 million increase in sales discounts.

Trips including ride-hailing, delivery, and two-wheeled electric vehicle services, increased by 6.92 million, or 45.9%, from 15.05 million during the three months ended September 30, 2025 to 21.97 million during the three months ended September 30, 2026, primarily attributable to the growth of ride-hailing trips.

Unique platform consumers including ride-hailing, delivery, and two-wheeled electric vehicle services, increased by 0.94 million, or 54.1%, from 1.74 million during the three months ended September 30, 2025 to 2.68 million during the three months ended September 30, 2026, primarily attributable to the growth of ride-hailing riders.

Trips per unique platform consumer decreased by 0.5, or 5.3%, from 8.6 during the three months ended September 30, 2025 to 8.2 during the three months ended September 30, 2026, as growth in unique platform consumers outpaced growth in trips, reflecting our expansion into new cities, during the period, where newly acquired consumers typically take fewer trips in their initial periods of use as our service in those markets ramps up.

The number of all-time unique ride-hailing riders increased by 2.28 million, or 81.1%, from 2.81 million as of September 30, 2025 to 5.09 million as of September 30, 2026. The number of all-time registered ride-hailing drivers increased by 210 thousand, or 54.2%, from 387 thousand as of September 30, 2025 to 597 thousand as of September 30, 2026.

Nine Months Ended September 30, 2026 Compared to Nine Months Ended September 30, 2025

Our revenue increased by $35.0 million, or 138.9%, from $25.2 million during the nine months ended September 30, 2025 to $60.1 million during the nine months ended September 30, 2026, primarily attributable to a $36.0 million increase in platform subscription package revenue driven by growth in the number of consumers purchasing platform subscription packages and higher average subscription package pricing, and a $3.2 million increase in rental revenue, partially offset by a $4.3 million increase in sales discounts.

Trips including ride-hailing, delivery, and two-wheeled electric vehicle services, increased by 22.68 million, or 66.1%, from 34.29 million during the nine months ended September 30, 2025 to 56.97 million during the nine months ended September 30, 2026, primarily attributable to the growth of ride-hailing trips.

Unique platform consumers including ride-hailing, delivery, and two-wheeled electric vehicle services, increased by 1.46 million, or 60.6%, from 2.41 million during the nine months ended September 30, 2025 to 3.86 million during the nine months ended September 30, 2026, primarily attributable to the growth of ride-hailing riders.

Trips per unique platform consumer increased by 0.5, or 3.4%, from 14.3 during the nine months ended September 30, 2025 to 14.7 during the nine months ended September 30, 2026, reflecting continued strong consumer engagement on the platform.

Cost of Revenues

Three Months Ended September 30, 2026 Compared to Three Months Ended September 30, 2025

Our cost of revenues increased by $1.0 million, or 29.2%, from $3.5 million during the three months ended September 30, 2025 to $4.6 million during the three months ended September 30, 2026, primarily driven by increased business volume across our platform services. The increase was mainly attributable to higher commission expenses resulting from increased platform activity, higher rental vehicle maintenance and repair expense related to the refurbishment of our two-wheeled electric vehicle fleet, a $0.3 million increase in personnel expenses, and a $0.2 million increase in operating lease expense, reflecting additional warehouse facilities and service vans leased to support the operation and maintenance, partially offset by a $0.3 million decrease in depreciation and amortization expenses, reflecting that some of our two-wheeled electric vehicle fleet is now fully depreciated.

Our commission expenses increased by $0.5 million, or 175.8%, from $0.3 million during the three months ended September 30, 2025 to $0.7 million during the three months ended September 30, 2026, primarily attributable to increased payment transaction volume and higher commission rates.

Our rental vehicle maintenance and repair expense increased by $0.3 million, or 105.1%, from $0.3 million during the three months ended September 30, 2025, to $0.5 million during the three months ended September 30, 2026, primarily attributable to a refurbishment program for our existing fleet aimed at extending the useful life of our vehicles and maintaining service quality.

Nine Months Ended September 30, 2026 Compared to Nine Months Ended September 30, 2025

Our cost of revenues increased by $2.7 million, or 24.6%, from $10.9 million during the nine months ended September 30, 2025 to $13.6 million during the nine months ended September 30, 2026. The increase was primarily driven by higher data costs and commission expenses resulting from increased platform activity, partially offset by a $0.6 million decrease in depreciation and amortization expenses.

Our commission expenses increased by $1.1 million, or 203.2%, from $0.5 million during the nine months ended September 30, 2025 to $1.7 million during the nine months ended September 30, 2026, primarily attributable to increased payment transaction volume, higher commission rates, and the expansion of our platform payment capabilities through the integration of additional third-party payment service providers, aimed at enhancing consumer experience.

Our data cost expense increased by $1.0 million, or 77.2%, from $1.4 million during the nine months ended September 30, 2025, to $2.4 million during the nine months ended September 30, 2026, primarily attributable to the growth in platform-level data usage associated with a higher number of trips and platform consumers with expanded and growing service offerings.

Gross Profit

Three Months Ended September 30, 2026 Compared to Three Months Ended September 30, 2025

Our gross profit increased by $12.9 million, or 176.0%, from $7.3 million during the three months ended September 30, 2025 to $20.2 million during the three months ended September 30, 2026. The increase was primarily driven by the growth in revenue described above, while cost of revenues increased at a significantly slower rate. As a result, our gross profit margin improved significantly from 67.3% during the three months ended September 30, 2025 to 81.5% during the three months ended September 30, 2026.

Nine Months Ended September 30, 2026 Compared to Nine Months Ended September 30, 2025

Our gross profit increased by $32.3 million, or 226.4%, from $14.3 million during the nine months ended September 30, 2025 to $46.6 million during the nine months ended September 30, 2026. As a result, our gross profit margin improved significantly from 56.7% during the nine months ended September 30, 2025 to 77.4% during the nine months ended September 30, 2026.

General and Administrative

Three Months Ended September 30, 2026 Compared to Three Months Ended September 30, 2025

Our general and administrative expenses decreased by $1.6 million, or 17.2%, from $9.1 million during the three months ended September 30, 2025 to $7.5 million during the three months ended September 30, 2026, primarily attributable to a $2.0 million decrease in share-based compensation expense. This decrease was partially offset by higher consulting and legal expenses.

Our consulting and legal expenses increased by $0.4 million, or 34.4%, from $1.1 million during the three months ended September 30, 2025 to $1.4 million during the three months ended September 30, 2026, primarily attributable to higher consulting and legal fees and increased regulatory compliance and reporting-related expenses.

Our personnel expenses, in the absence of share-based compensation expense, remained relatively stable at $2.7 million during each of the three months ended September 30, 2025 and 2026, representing a decrease of 1.8%. Share-based compensation expense decreased by $2.0 million, or 47.7%, from $4.3 million during the three months ended September 30, 2025 to $2.2 million during the three months ended September 30, 2026.

Nine Months Ended September 30, 2026 Compared to Nine Months Ended September 30, 2025

Our general and administrative expenses increased by $1.1 million, or 5.3%, from $21.3 million during the nine months ended September 30, 2025 to $22.4 million during the nine months ended September 30, 2026, primarily attributable to higher consulting and legal expenses and higher personnel expenses, in the absence of share-based compensation expense. These increases were partially offset by a $2.1 million decrease in share-based compensation expense.

Our consulting and legal expenses increased by $0.9 million, or 31.4%, from $2.8 million during the nine months ended September 30, 2025 to $3.7 million during the nine months ended September 30, 2026, primarily attributable to higher consulting and legal fees and increased regulatory compliance and reporting-related expenses.

Our personnel expenses, in the absence of share-based compensation expense, increased by $1.7 million, or 26.5%, from $6.6 million during the nine months ended September 30, 2025 to $8.3 million during the nine months ended September 30, 2026, primarily attributable to higher employee-related costs associated with changes in the size and composition of our team and other workforce-related changes to support platform growth. Share-based compensation expense decreased by $2.1 million, or 23.8%, from $9.0 million during the nine months ended September 30, 2025 to $6.9 million during the nine months ended September 30, 2026.

Selling and Marketing

Three Months Ended September 30, 2026 Compared to Three Months Ended September 30, 2025

Our selling and marketing expenses increased by $0.5 million, or 14.8%, from $3.1 million during the three months ended September 30, 2025 to $3.6 million during the three months ended September 30, 2026, primarily attributable to higher advertising and marketing activities undertaken to support consumer and driver acquisition and retention across our platform.

Our advertising expenses increased by $0.6 million, or 56.5%, from $1.1 million during the three months ended September 30, 2025 to $1.7 million during the three months ended September 30, 2026, primarily attributable to expanded consumer relationship management initiatives and external advisory support.

These advertising and marketing activities were accompanied by a 0.94 million, or 54.1% increase in unique platform consumers, a 2.28 million, or 81.1% increase in all-time unique ride-hailing riders, and a 210 thousand, or 54.2% increase in all-time registered ride-hailing drivers during the three months ended September 30, 2026, compared to the same period in 2025.

Nine Months Ended September 30, 2026 Compared to Nine Months Ended September 30, 2025

Our selling and marketing expenses increased by $1.6 million, or 25.6%, from $6.2 million during the nine months ended September 30, 2025 to $7.8 million during the nine months ended September 30, 2026, primarily driven by the same factors discussed above.

Our advertising consulting expenses increased by $1.3 million, or 67.8%, from $1.9 million during the nine months ended September 30, 2025 to $3.2 million during the nine months ended September 30, 2026.

Research and Development

Three Months Ended September 30, 2026 Compared to Three Months Ended September 30, 2025

Our research and development expenses decreased by $0.2 million, or 24.1%, from $1.0 million during the three months ended September 30, 2025 to $0.7 million during the three months ended September 30, 2026, primarily attributable to the lower personnel expenses resulting from changes in the size and composition of our platform software development team.

Nine Months Ended September 30, 2026 Compared to Nine Months Ended September 30, 2025

Our research and development expenses increased by $0.6 million, or 27.7%, from $2.1 million during the nine months ended September 30, 2025 to $2.7 million during the nine months ended September 30, 2026, primarily attributable to higher personnel expenses resulting from the increased size of our platform software development team during the first half of 2026, partially offset by lower personnel expenses during the three months ended September 30, 2026 following changes in the size and composition of that team.

Other Income (Expense), Net

Three Months Ended September 30, 2026 Compared to Three Months Ended September 30, 2025

Our other income (expense), net, increased by $2.7 million, or 90.9%, from $2.9 million expense during the three months ended September 30, 2025, to $5.6 million expense during the three months ended September 30, 2026, primarily attributable to a $2.5 million increase in promotional subsidies extended to platform users, from $2.8 million to $5.3 million, which we classify as a user acquisition and retention expense. We currently expect these costs to continue to increase as our platform grows.

Nine Months Ended September 30, 2026 Compared to Nine Months Ended September 30, 2025

Our other income (expense), net, increased by $8.7 million, or 143.9%, from $6.0 million expense during the nine months ended September 30, 2025, to $14.8 million expense during the nine months ended September 30, 2026, primarily driven by the same factors discussed above.

Loss on Debt Extinguishment

Three Months Ended September 30, 2026 Compared to Three Months Ended September 30, 2025

We did not recognize any loss on debt extinguishment during the three months ended September 30, 2026 or 2025.

Nine Months Ended September 30, 2026 Compared to Nine Months Ended September 30, 2025

During the nine months ended September 30, 2026, we recognized a loss on debt extinguishment of $8.3 million, all of which was recognized during the three months ended June 30, 2026, in connection with Amendment No. 2 to the April 2025 Note Subscription Agreement, which reduced the reset conversion rate multiplier from 1.65 to 1.05. The amendment resulted in a change to the conversion terms of the April 2029 Convertible Notes, requiring extinguishment accounting under ASC 470-50. The loss represents the difference between the reacquisition price of the existing notes and their carrying amount immediately prior to the amendment. The loss was primarily driven by the acceleration of unamortized debt discounts and financing-related costs associated with the original notes, together with the incremental fair value transferred to noteholders through the amended conversion terms. The loss does not represent a current cash payment, but rather the non-cash accounting impact of extinguishment treatment. There was no comparable charge during the nine months ended September 30, 2025.

Financial Expense, Net

Three Months Ended September 30, 2026 Compared to Three Months Ended September 30, 2025

Our financial expense, net, increased by $0.2 million, or 5.7%, from $3.5 million expense during the three months ended September 30, 2025, to $3.7 million expense during the three months ended September 30, 2026, primarily attributable to foreign exchange losses, net, recognized during the three months ended September 30, 2026, compared to foreign exchange gains, net, recognized during the same period in 2025. This increase was partially offset by lower interest expense on financial liabilities and higher financial interest income.

We recognized foreign exchange losses, net, of $0.2 million during the three months ended September 30, 2026, compared to foreign exchange gains, net, of $1.6 million during the three months ended September 30, 2025.

Our interest expense on financial liabilities decreased by $0.9 million, or 17.1%, from $5.3 million during the three months ended September 30, 2025 to $4.4 million during the three months ended September 30, 2026.

Our financial interest income increased by $0.7 million, or 463.9%, from $0.2 million during the three months ended September 30, 2025 to $0.9 million during the three months ended September 30, 2026.

Nine Months Ended September 30, 2026 Compared to Nine Months Ended September 30, 2025

Our financial expense, net, increased by $1.3 million, or 12.4%, from $10.3 million expense during the nine months ended September 30, 2025, to $11.5 million expense during the nine months ended September 30, 2026, primarily attributable to higher interest expense on financial liabilities and foreign exchange losses, net, recognized during the nine months ended September 30, 2026, compared to foreign exchange gains, net, recognized during the same period in 2025. These increases were partially offset by higher financial interest income.

We recognized foreign exchange losses, net, of $0.1 million during the nine months ended September 30, 2026, compared to foreign exchange gains, net, of $0.7 million during the nine months ended September 30, 2025.

Our interest expense on financial liabilities increased by $1.5 million, or 13.1%, from $11.3 million during the nine months ended September 30, 2025 to $12.8 million during the nine months ended September 30, 2026.

Our financial interest income increased by $1.0 million, or 254.1%, from $0.4 million during the nine months ended September 30, 2025 to $1.4 million during the nine months ended September 30, 2026.

Key Metrics and Non-GAAP Financial Measures

Our management reviews the following key business metrics and non-GAAP financial measures, including Adjusted EBITDA and pre-depreciation contribution per trip, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. We believe that, in addition to conventional measures prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), certain investors and analysts use this information to evaluate the Company’s core operating and financial performance and its financial position. We believe these non-GAAP measures are useful to investors in evaluating our performance by providing an additional tool for investors to use in comparing our financial performance over multiple periods. Nevertheless, our use of Adjusted EBITDA and pre-depreciation contribution per trip has limitations as an analytical tool, and you should not consider these measures in isolation or as a substitute for analysis of our financial results as reported under GAAP. Other companies may calculate similarly titled non-GAAP financial measures differently than we do, thereby limiting the usefulness of these non-GAAP financial measures as a comparative tool. Because of these and other limitations, you should consider our non-GAAP measures only as supplemental to other GAAP-based financial performance measures, including net loss and gross profit per trip.

Operating Metrics

●	Trips: This metric reflects the total number of trips that have taken place on our application during the relevant time period. We believe this is an important metric for management as it reflects the size of our business, including the scale of our ride-hailing and delivery services, as well as the availability of our two-wheeled electric vehicle fleet, as measured by the average daily two-wheeled electric vehicles deployed. It is also an important metric for investors as it reflects total demand for our three services in light of our current ride-hailing and delivery drivers, as well as two-wheeled electric vehicle fleet availability.

●	Unique Platform Consumers: This metric reflects the total number of unique consumers who have completed at least one trip during the relevant time period using any of our ride-hailing, delivery, or two-wheeled electric vehicle services. Unique Platform Consumers are counted only once upon completing their first trip. We believe this is an important metric both for management and investors as it reflects the total demand for our services.

●	Trips per Unique Platform Consumer: The numerator of this metric is our trips, and the denominator is the unique platform consumers, both measured over a specific time period. We believe this is an important metric for management as it reflects both the penetration and utilization of our services.

●	Revenue per Trip: The numerator of this metric is our revenue, and the denominator is the number of trips completed by our ride-hailing, delivery, and two-wheeled electric vehicle services, both during a specific time period. Our revenue is calculated as the gross revenue received from subscription packages and two-wheeled electric vehicle trips, less value added tax, promotional discounts, coupons, and refunds. We believe this is an important metric for management as it reflects our pricing policies across all services, including subscription packages and two-wheeled electric vehicle starting fare and minute-based pricing model. The metric enables management to adjust pricing policy for our services as may be necessary, including to adjust subscription package fees, initiate new packages, incentivize shorter or longer trip durations for two-wheeled electric vehicle services to achieve a specific revenue per trip. This is an important metric for investors because it enables them to assess the appropriateness of our pricing policy in light of our consolidated cost structure.

●	Gross Profit per Trip: The numerator of this metric is our gross profit, which represents revenue less cost of revenues as presented in our consolidated statements of operations, and the denominator is the number of trips completed by our ride-hailing, delivery, and two-wheeled electric vehicle services, both during a specific time period. We believe this is an important metric for management as it enables us to assess the per trip unit profitability of our services, including all revenue earned and all costs incurred to deliver those services, included in cost of revenues, before general and administrative, selling and marketing, and research and development expenses. This also makes it an important metric for investors, as it enables them to evaluate the operating health of our platform and understand the scale of activity required to achieve sufficient gross profit to cover our operating expenses.

●	Fleet Depreciation: This metric reflects the amount of the decline in the book value of our two-wheeled electric vehicle fleet and intangible assets related to operations over a given time period, and does not include disposals or any other changes in book value. We believe this is an important metric for management as it reflects how much we would have to spend in order to maintain the remaining useful life of our two-wheeled electric vehicle fleet at the start of the given time period in light of the amount of depreciation incurred during the given time period. This is also an important metric for investors as it reflects how much cash we would need to produce to maintain two-wheeled electric operations, either organically from operations or externally through funding, in order to maintain the remaining useful life of our two-wheeled electric vehicle fleet at the start of the given time period.

●	Average Daily Two-wheeled Electric Vehicles Deployed: This metric includes a vehicle that is available for rent, in use, or reserved for future use by a consumer during at least one instance during the day as a deployed vehicle. The metric looks at the total number of such deployed vehicles across each day of the period and takes the average of these daily figures as the average daily two-wheeled electric vehicles deployed. We believe this is an important metric for management as it increases in line with the total size of our fleet, while also reflecting the share of this fleet that is available for rent, in use, or reserved for future use on a daily basis. This metric excludes vehicles that are offline due to repair, maintenance or depleted batteries in the field. As such, this metric also reflects the operating efficiency of our repair and maintenance and battery swapping teams in making our fleet available for rent by consumers. As these available vehicles represent vehicles that impact revenue for our business, it is an important metric for investors.

●	All-time Trips: This metric reflects the total number of trips that have taken place on our application since launch. We believe this is an important metric for management as it reflects the size of our business, including the scale of our ride-hailing and delivery services, as well as two-wheeled electric vehicle fleet available for use, as measured by the average daily two-wheeled electric vehicles deployed. It is a similarly important metric for investors as it reflects total demand for our three services since inception, considering the availability of our ride-hailing and delivery drivers, as well as two-wheeled electric vehicle fleet.

●	All-time Unique Platform Consumers: This metric reflects the total number of unique consumers who have completed at least one trip since launch using any of our ride-hailing, delivery, or two-wheeled electric vehicle services. Unique Platform Consumers are counted only once upon completing their first trip since launch. We believe this is an important metric both for management and investors as it reflects the total demand for our services since launch.

●	All-time Unique Ride-hailing Riders: This metric reflects the total number of unique ride-hailing riders who have completed at least one trip using our car-hailing, motorcycle-hailing, or taxi-hailing services since we launched our ride-hailing service in October 2022. Unique Ride-hailing Riders are counted only once upon completing their first trip. We believe this is an important metric both for management and investors as it reflects the total demand for our ride-hailing services.

●	All-time Registered Ride-hailing Drivers: This metric reflects the total number of registered ride-hailing drivers who have been onboarded for at least one of our car-hailing, motorcycle-hailing, or taxi-hailing services since we launched our ride-hailing service in October 2022. Registered Ride-hailing Drivers are counted only once upon completing the onboarding process. We believe this is an important metric for management as it reflects the scale of our available drivers for consumers to use. It is a similarly important metric for investors as it reflects the total supply for our ride-hailing service in light of our driver availability.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except as otherwise noted)	2026	2025	2026	2025
Operating Metrics (Periodic):
Trips (in millions)	21.97	15.05	56.97	34.29
Unique Platform Consumers (in millions)	2.68	1.74	3.86	2.41
Trips per Unique Platform Consumer	8.2	8.6	14.7	14.3
Revenue per Trip	$1.13	$0.72	$1.06	$0.73
Gross Profit per Trip	$0.92	$0.48	$0.82	$0.42
Fleet Depreciation (in thousands)	$460	$723	$1,676	$2,320
Two-wheeled Electric Vehicle
Average Daily Two-wheeled Electric Vehicles Deployed (in thousands)	21	22	21	24

Operating Metrics (Cumulative):
All-time Trips (in millions)	217.2	143.7	217.2	143.7
All-time Unique Platform Consumers (in millions)	8.9	6.9	8.9	6.9
Ride-hailing
All-time Unique Ride-hailing Riders (in thousands)	5,092	2,811	5,092	2,811
All-time Registered Ride-hailing Drivers (in thousands)	597	387	597	387

Non-GAAP Financial Measures
Adjusted EBITDA (in thousands)(1)(2)	$5,609	$(3,621)	$8,040	$(9,577)
Pre-Depreciation Contribution per Trip(1)	$0.94	$0.53	$0.85	$0.49

(1)	Adjusted EBITDA and Pre-Depreciation Contribution per Trip include ride-hailing, delivery, and two-wheeled electric vehicle services.

(2)	The Company revised its definition of Adjusted EBITDA beginning with the three months ended June 30, 2026. See definition and reconciliation of Adjusted EBITDA elsewhere in this report.

Non-GAAP Financial Measures and Reconciliations of Non-GAAP Financial Measures

Adjusted EBITDA: Adjusted EBITDA is calculated by adding depreciation, amortization, taxes, financial expenses (net of financial income) and one-time charges and non-cash adjustments, to net income (loss). The one-time charges and non-cash adjustments are mainly comprised of lawsuit provision expense, share-based compensation expense, fair value gain (or loss) on derivative instrument, and loss on debt extinguishment, which Marti does not consider to be reflective of its normal cash operations.

Adjusted EBITDA excludes fair value gains (or losses) on derivative instrument and losses on debt extinguishment because these items are non-cash or financing-related and are not considered indicative of our core operating performance.

Beginning with the three months ended June 30, 2026, we revised our Adjusted EBITDA definition to also exclude fair value gains (losses) on derivative instrument and losses on debt extinguishment, as these items are non-cash or financing-related and are not considered indicative of our core operating performance. Adjusted EBITDA during the three and nine months ended September 30, 2025 is presented above for the first time and has been calculated to conform to the revised definition, which excludes a fair value gain on derivative instrument of $1.2 million recognized in those periods.

The following table presents a reconciliation of Adjusted EBITDA to Net loss, which is the most directly comparable GAAP measure, for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2026	2025	2026	2025
Net loss	$(1,018)	$(11,158)	$(20,946)	$(30,437)
Depreciation and amortization	$601	$867	$2,093	$2,662
Financial expense, net	$3,720	$3,519	$11,537	$10,260
Lawsuit provision expense	$78	$88	$179	$145
Share-based compensation expense	$2,228	$4,261	$6,854	$8,992
Fair value gain on derivative instrument	$--	$(1,199)	$--	$(1,199)
Loss on debt extinguishment	$--	$--	$8,322	$--
Adjusted EBITDA	$5,609	$(3,621)	$8,040	$(9,577)

Pre-Depreciation Contribution per Trip: Pre-depreciation contribution per trip is calculated by adding depreciation per trip to gross profit per trip. The numerator of this metric is our pre-depreciation contribution, which is calculated as our revenue (please see the metric above for the calculation of our revenue) less all variable costs, excluding depreciation and amortization, necessary to provide a trip for our services, during a given time period. Our variable costs include the field operations team, the operations service vans and motorcycles, the fuel consumed by field operations service vans and motorcycles, the repair and maintenance team, spare parts, charging station rent, electricity costs, consumer service call center costs, operations control center costs, occupancy fees paid to municipalities, data costs for servers and the internet connectivity of our vehicles, payment processing costs, invoice costs, and other operating costs. Pre-depreciation contribution is divided by the total number of trips completed by our ride-hailing, delivery, and two-wheeled electric vehicles during a given time period in order to reflect the pre-depreciation contribution per trip. We believe this is an important metric for management as it allows us to assess the efficiency of our platform services, distinct from the performance of our two-wheeled electric vehicle team in increasing the useful life of our vehicles off of the field as reflected by depreciation. This makes it an important metric for investors to evaluate our operating efficiency and unit economics.

The following table presents a reconciliation of pre-depreciation contribution per trip to gross profit per trip in our services, which is the most directly comparable GAAP measure, for the periods indicated

	Three Months Ended September 30,		Nine Months Ended September 30,
(in U.S. dollars)	2026	2025	2026	2025
Gross Profit per Trip	$0.92	$0.48	$0.82	$0.42
Depreciation per Trip	$(0.02)	$(0.05)	$(0.03)	$(0.07)
Pre-Depreciation Contribution per Trip	$0.94	$0.53	$0.85	$0.49

Liquidity and Capital Resources

Our principal sources of liquidity have consisted of net cash provided by operating activities, capital increases, and various forms of debt financing, including the 2028 Convertible Notes and the April 2029 Convertible Notes described under “—Subscription Agreements to the 2028 Convertible Notes” and “—Subscription Agreements to the April 2029 Convertible Notes” below. Net cash provided by operating activities was positive in each of the three months ended June 30, 2026 and September 30, 2026, amounting to $3.1 million and $1.0 million, respectively. Marti had $15.2 million in cash and cash equivalents as of September 30, 2026.

We have incurred net losses since our inception, although our operating activities generated positive cash flow in the second and third quarters of 2026. Our ability to fund working capital, make capital expenditures, and service our debt will depend on our ability to generate cash from operating activities, which is subject to our future operating success, and our ability to obtain financing on reasonable terms, which is subject to factors beyond our control, including general economic, political, and financial market conditions.

While our operating activities generated positive cash flow in the last two quarters, there can be no assurance that we will continue to do so. We expect to fund our cash needs, including capital expenditures, debt service and the growth of our business, through a combination of cash generated from operations and equity and debt financing. If we raise funds by issuing equity securities, dilution to our then-existing shareholders may result. Any equity securities issued may also provide for rights, preferences, or privileges senior to those of holders of our ordinary shares. If we raise funds by issuing debt securities, such debt securities may have rights, preferences, or privileges senior to those of holders of our ordinary shares.

The terms of our debt securities or borrowings could impose significant restrictions on our operations and our ability to undertake certain fundraising activities. The capital markets have in the past, and may in the future, experience periods of volatility and upheaval that could impact the availability and cost of equity and debt financing.

Sales of a substantial number of shares of our ordinary shares in the public market by securityholders, or the perception that those sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the impact that such sales may have on the prevailing market price of our ordinary shares.

We have concluded that we have adequate resources and liquidity to meet our cash flow requirements for the next twelve months, and we believe that it is reasonable to apply the going concern basis as the underlying assumption for our unaudited interim condensed consolidated financial statements. This assessment includes knowledge of our subsequent financial position, the estimated economic outlook and identified risks and uncertainties in relation thereto. Furthermore, the review of our strategic plan and budget, including expected developments in liquidity, was considered.

In the future, we may enter into arrangements to acquire or invest in complementary businesses, products, or technologies. We may be required to seek additional equity or debt financing to consummate such transactions. In the event that we require additional financing, we may not be able to raise such financing on acceptable terms, or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and continue investing in innovation, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition.

Cash Flows

The following table presents a summary of our unaudited interim condensed consolidated cash flows from operating, investing, and financing activities for the periods indicated:

	Nine Months Ended September 30,
(in thousands)	2026	2025
Net cash used in operating activities	$(1,551)	$(12,712)
Net cash used in investing activities	$(1,752)	$(578)
Net cash generated from financing activities	$10,727	$15,848

Operating Activities

Our net cash used in operating activities was $1.6 million during the nine months ended September 30, 2026, compared to $12.7 million during the nine months ended September 30, 2025.

The $11.2 million decrease in net cash used in operating activities was primarily driven by a $16.4 million improvement in net loss adjusted for non-cash items. A $35.0 million increase in revenue as trips grew 66% to 57.0 million, more than offset higher operating expenses, including an $8.5 million increase in user acquisition and retention expenses, and a $8.3 million of loss on debt extinguishment. This improvement was partially offset by a $5.2 million decrease in cash from working capital, primarily driven by a $4.0 million decrease in accounts payable and a $2.0 million increase in prepayments, compared to an increase in accounts payable in the prior-year period.

Operating cash flows primarily consisted of net loss of $20.9 million, adjusted for certain non-cash items, which primarily include $8.3 million of loss on debt extinguishment following the amendment to the debt terms as further described above, $6.9 million of share-based compensation expense, $4.6 million of interest expense, net, and $2.1 million of depreciation and amortization. Changes in operating assets and liabilities primarily reflected cash used due to a $2.7 million decrease in accounts payable and a $1.2 million increase in other current assets, partially offset by cash generated from a $0.8 million increase in deferred revenue, a $0.7 million increase in accrued expenses, employee benefit and other current liabilities, and a $0.03 million decrease in accounts receivable.

Operating cash flows during the nine months ended September 30, 2025 primarily consisted of net loss of $30.4 million, adjusted for certain non-cash items, which primarily include $9.0 million of share-based compensation expense, $4.3 million of interest expense, net, $2.7 million of depreciation and amortization, and a $1.2 million fair value gain on derivative instrument. Changes in operating assets and liabilities primarily reflected cash generated from a $0.8 million decrease in other current assets, a $1.3 million increase in accounts payable, a $0.3 million increase in deferred revenue, and a $0.7 million increase in accrued expenses, employee benefit and other current liabilities, partially offset by net cash used due to a $0.3 million increase in accounts receivable.

Investing Activities

Our net cash used in investing activities was $1.8 million during the nine months ended September 30, 2026, compared to $0.6 million during the nine months ended September 30, 2025, and primarily reflects $1.5 million of purchase of treasury shares under our share repurchase programs and $0.3 million of purchase of property and equipment during the nine months ended September 30, 2026, compared to $0.4 million of purchase of property and equipment and $0.2 million of purchase of treasury shares under our share repurchase programs during the nine months ended September 30, 2025.

Financing Activities

Our net cash generated by financing activities was $10.7 million during the nine months ended September 30, 2026, compared to $15.8 million during the nine months ended September 30, 2025, and primarily includes $10.7 million of proceeds from issuance of convertible notes during the nine months ended September 30, 2026, compared to $16.9 million of proceeds from issuance of convertible notes and $0.2 million of proceeds from exercise of employee share options, partially offset by $1.3 million of repayment of term loans during the nine months ended September 30, 2025.

Share Repurchase Program

On April 27, 2026, the Company’s Board of Directors (the “Board”) authorized a new share repurchase program under which the Company may repurchase up to $2.5 million of its outstanding Class A ordinary shares (the “Repurchase Program”). The Repurchase Program replaces the Company’s prior share repurchase program, which was authorized on January 10, 2024, and expired on April 9, 2026. In addition, the Board established a ceiling price of $6.00 per share for the share repurchases.

On September 10, 2026, the Board increased the authorized repurchase amount under the Repurchase Program from $2.5 million to $5.0 million and extended its term through April 26, 2027. The Board maintained the existing $6.00 per-share ceiling price.

Repurchases may be made from time to time in privately negotiated or open-market transactions in accordance with applicable securities laws and regulations, including Rule 10b-18 under the Exchange Act. The Board may review the program periodically and may modify, extend, suspend or discontinue it at any time.

Under the Repurchase Program, approximately $3.5 million remains available for repurchases as of September 30, 2026. During the nine months ended September 30, 2026, Marti repurchased 794,833 shares for an aggregate purchase price of $1.5 million. Since initiating its share repurchase programs, Marti has repurchased 927,357 shares at an average price of $1.99 per share, for an aggregate purchase price of $1.8 million.

Shareholder Loyalty Program

In March 2026, we launched the Marti Shareholder Loyalty Program, which offers long-term retail shareholders special discounts on Marti subscriptions, rentals, trips, and deliveries, with the aim of rewarding these shareholders while reinforcing our commitment to sustainable growth, stakeholder alignment, and responsible value creation, while driving incremental platform engagement and repeat usage.

PFG Credit Agreement

In January 2021, Marti Delaware entered into that certain Loan and Security Agreement with PFG, as subsequently amended (the “Loan Agreement”). The Loan Agreement provided for delayed draw term loans up to an aggregate amount of $20,000,000 at a fixed rate of 10.25% and was secured by substantially all of our assets. We made monthly principal and interest payments under the Loan Agreement. The loan was fully repaid during 2025, and as of September 30, 2026, no balance remained outstanding under the Loan Agreement.

Pre-Fund Subscription Agreements

In connection with the execution of the Business Combination Agreement, we entered into the Pre-Fund Subscription Agreement. Pre-funded notes classified as long-term financial liabilities in the amount of $19,274,415 became 2028 Convertible Notes (as defined below) as of the closing date of the business combination on July 10, 2023. In addition, the Company had net proceeds of $35,500,000 from private investment in public equity (“PIPE”) financing of 15% convertible senior notes due 2028 pursuant to an Indenture, dated July 10, 2023, between the Company and U.S. Bank Trust Company, National Association, as trustee (the “trustee”), as amended by that certain First Supplemental Indenture, dated April 17, 2025, and that certain Second Supplemental Indenture, dated October 31, 2025, each between the Company and the trustee (the “2028 Convertible Notes”).

As of September 30, 2026, the total amount of the 2028 Convertible Notes, including the original principal, additional investments from new and existing subscribers, and accrued interest, net of incentive shares issued, was approximately $86.7 million. The conversion price of the notes is $1.65 per share. For additional information, see Note 11 to the unaudited interim condensed consolidated financial statements included in our Interim Report.

Callaway Commitment Letter

The Company and Callaway Capital Management, LLC (“Callaway”) entered into a Commitment Letter, dated as of March 22, 2024, as amended by the Amendment to the Commitment Letter, dated as of September 19, 2024, and as further amended by the Second Amendment to the Commitment Letter, dated December 21, 2024 (the “Commitment Letter”), evidencing Callaway’s commitment to complete certain subscription obligations as set forth therein.

Subscription Agreements to the 2028 Convertible Notes

On March 22, 2024, the Company and 405 MSTV I LP (“MSTV”), as subscribers, entered into a Convertible Note Subscription Agreement, pursuant to which MSTV subscribed for 2028 Convertible Notes in an aggregate principal amount of $7,500,000 (the “March 2024 Subscription”). Between September 2024 and March 2025, the Company, Callaway, as a commitment party, and the subscribers party thereto, including MSTV and New Holland Tactical Alpha Fund LP (“NHTAF”), entered into various Subscription Agreements and amendments to existing Subscription Agreements, pursuant to which the subscribers thereto subscribed for additional 2028 Convertible Notes in partial satisfaction of Callaway’s obligations under the Commitment Letter, and the Company issued equity incentive shares to Callaway and such subscribers pursuant to the terms of the Commitment Letter. As of September 30, 2026, the aggregate principal amount of 2028 Convertible Notes issued pursuant to the March 2024 Subscription and the subscription agreements described above was $24,751,026, consisting of (i) $12,500,000 of notes subscribed for in cash, (ii) $10,626,576 of notes issued upon the reinvestment of interest and (iii) $1,624,450 of PIK interest added to the principal amount of these notes through July 15, 2026.

On November 5, 2026, the Company and Callaway amended the Commitment Letter to extend the outside date of Callaway’s remaining $22,000,000 option to subscribe for 2028 Convertible Notes from July 1, 2027 to July 10, 2028. Daniel Freifeld, a member of the Board, has an interest in Callaway. The amendment was approved by the Audit Committee, of which Mr. Freifeld is not a member, and by the Board, with Mr. Freifeld not voting.

Subscription Agreements to the April 2029 Convertible Notes

On April 16, 2025, the Company, Callaway, as the commitment party and a subscribing party, MSTV and NHTAF, as the other subscribers party thereto, entered into a Note Subscription Agreement (as amended by Amendment No. 1 thereto, dated October 31, 2025, and Amendment No. 2 (as defined below), the “April 2025 Note Subscription Agreement”), pursuant to which the subscribers agreed to subscribe from time to time for the Company’s 12.50% Convertible Senior Secured Notes due April 2029 (the “April 2029 Convertible Notes”) up to an aggregate principal amount of $23,000,000 on the terms set forth therein. As of September 30, 2026, the aggregate principal amount of April 2029 Convertible Notes issued under the April 2025 Note Subscription Agreement was $19,206,893, consisting of $18,000,000 subscribed by the subscribers and $1,206,893 of PIK interest added to the principal amount of these notes through April 30, 2026, and $5,000,000 remained available for subscription under the April 2025 Note Subscription Agreement, through December 31, 2026.

On June 5, 2026, the Company, Callaway, as the commitment party and a subscribing party, and the other subscribers party thereto entered into Amendment No. 2 to the April 2025 Note Subscription Agreement (“Amendment No. 2”). Pursuant to Amendment No. 2, the parties amended the definition of “Reset Conversion Rate” by reducing the multiplier used in the calculation from 1.65 to 1.05. The reduction of the multiplier lowers the effective conversion price applicable upon a reset event for all notes outstanding and issuable under the April 2025 Note Subscription Agreement, including the $18,000,000 principal amount drawn as of September 30, 2026 and any notes that may be issued pursuant to future drawdowns of the remaining $5,000,000. The amendment was accounted for as an extinguishment of debt under ASC 470-50, and the Company recognized a non-cash loss on extinguishment of $8,322,400 during the nine months ended September 30, 2026.

Subscription Agreements to the October 2029 Convertible Notes

On October 31, 2025, the Company, Callaway, as the commitment party and a subscribing party, and Farragut Square Global Master Fund, LP (“Farragut”), as the other subscriber party thereto, entered into a Note Subscription Agreement ((as amended by Amendment No. 1 thereto, dated November 5, 2026 (“Amendment No. 1”), the “October 2025 Note Subscription Agreement”), pursuant to which the subscribers agreed to, from time to time, subscribe for the Company’s 11.00% Convertible Senior Secured Notes due October 2029 (the “October 2029 Convertible Notes”) up to an aggregate principal amount of $100,000,000 on the terms set forth therein.

As of September 30, 2026, no October 2029 Convertible Notes had been issued under the October 2025 Note Subscription Agreement. Prior to Amendment No. 1, the Company could require the issuance of October 2029 Convertible Notes only within specified quarterly periods, up to $10,000,000 per period, and any amount not requested by the Company within a period expired. Amounts of $40,000,000 that were available at the Company’s request for periods ended on or before September 30, 2026, including $10,000,000 for the three months ended September 30, 2026, expired unused. In addition, prior to Amendment No. 1, the commitment party had the option, during the period from January 1, 2027 through December 31, 2028, to require the Company to issue October 2029 Convertible Notes in an aggregate principal amount determined by reference to the amount issued at the Company’s request.

On November 5, 2026, the Company, Callaway, as the commitment party and a subscriber, and Farragut entered into Amendment No. 1 to the October 2025 Note Subscription Agreement. Pursuant to the amendment, the period from October 1, 2026 through December 31, 2026 during which the Company could require the issuance of October 2029 Convertible Notes was eliminated, and the commitment party’s right to require the Company to issue October 2029 Convertible Notes was eliminated. As a result, the Company may not require the issuance of October 2029 Convertible Notes before January 1, 2027. The amendment provides the Company with the right to require Callaway to purchase, or cause to be purchased, up to an aggregate principal amount of $100,000,000 of October 2029 Convertible Notes over six subscription periods from January 1, 2027 through July 10, 2028, generally limited to $16,666,667 per period ($16,666,665 in the final period), with any unused amount expiring at the end of the applicable period. In consideration of the amended commitment, the Company agreed to issue 5,000,000 additional ordinary shares to Callaway. The amendment was approved by the Audit Committee, of which Mr. Freifeld is not a member, and by the Board, with Mr. Freifeld not voting. The conversion terms of the October 2029 Convertible Notes were not amended.

2026 Management Incentive Plan

On November 5, 2026, the Board adopted the 2026 Management Incentive Plan, reserving 16,362,704 Class A ordinary shares, and approved 13,090,163 restricted share units for the Company’s founders. In addition, 2,904,835 fully vested shares will be issued to the founders, representing 80% of the shares earned under LTIP Event III.

Off-Balance Sheet Arrangements

The Company provides letters of guarantee to certain governmental authorities and service providers as security for its contractual obligations. These guarantees are generally issued by banks on behalf of the Company and are collateralized by cash deposits. As of September 30, 2026, the aggregate amount of outstanding letters of guarantee was $69,609.

Research and Development, Patents, and Licenses, etc.

Intellectual Property

Our intellectual property rights are valuable to our business. We have confidentiality procedures to protect our intellectual property rights, including but not limited to non-disclosure agreements, intellectual property assignment agreements, and employee non-disclosure agreements. We have an ongoing trademark registration program pursuant to which we register our brand name and logos in Türkiye and will expand to other countries to the extent we determine appropriate.

As of September 30, 2026, we held 15 registered trademarks in Türkiye. In addition, we have registered domain names for websites that we use in our business, such as www.marti.tech and other variations. We also control our intellectual property through specific terms of use on our mobile application and website.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective for our business. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. For additional information, see Item 3D. “Key Information—Risk Factors —Risks Related to Our Intellectual Property and Technology — We may be subject to intellectual property rights claims and other litigation that are expensive to defend, or may be unable to adequately protect our intellectual property, either of which could materially adversely affect our business” in our Annual Report.

Legal Proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of the Company’s business.

On February 3, 2023, the Istanbul Otomobilciler Esnaf Odası, an association of taxi owners, filed a lawsuit against the Group before the Istanbul 14th Commercial Court regarding the Company’s ride-hailing and e-moped services, claiming that these services create unfair competition. The plaintiff also requested that the court prevent third parties from accessing these services through the Company’s website or mobile application.

In response, the court issued an order on March 6, 2023, blocking access to the ride-hailing service. The Company appealed this decision, and the injunction was lifted on June 20, 2023.

On July 19, 2024, following expert reports and hearings, the court ruled in favor of the plaintiff regarding the Company’s ride-hailing service but dismissed claims related to the Company’s motorcycle-hailing service. The court also issued an order blocking access to the Company’s ride-hailing application, but clarified that the order did not affect the Company’s other activities. The Company filed objections to the ruling on October 1, 2024, except for the part related to motorcycle-hailing.

The 14th Civil Chamber of the Istanbul Regional Court of Justice overturned the decision, stating that the expert reports were insufficient and that the court had failed to properly consider the defendant’s defenses. The case was sent back to the first instance court for retrial.

The Court of First Instance rendered its decision on June 24, 2026, and the reasoned decision was served on the Company on July 24, 2026. The Court of First Instance partially granted the plaintiffs’ claims, holding that the Company’s ride-hailing service constitutes unfair competition under the Turkish Commercial Code. It rejected the plaintiffs’ request for an interim injunction to block access to the Company’s website and mobile applications, dismissed the claims relating to the Company’s e-scooter and e-moped services and did not award any monetary damages. On September 7, 2026, the Company appealed the decision to the Istanbul Regional Court of Appeals (the “Regional Court”). The plaintiffs also appealed the decision.

On October 22, 2026, the Regional Court unanimously accepted the Company’s appeal, set aside the decision of the Court of First Instance and, ruling on the merits, dismissed the plaintiffs’ claims in both the main action and the consolidated action. The Regional Court also rejected the plaintiffs’ appeals, including their requests for interim measures to block access to the Company’s services.

In its reasoned decision, the Regional Court held, among other things, that the Company neither acts as a carrier nor directly provides transportation services, that the Company’s platform operates as a hosting provider under Turkish Law No. 5651 and that, absent legislation or administrative regulation prohibiting ride-sharing platforms or subjecting them to a license or permit requirement, such activity cannot be prohibited by a court decision. The Regional Court further concluded that the Company’s activities do not constitute unfair competition under the Turkish Commercial Code and that its advertising was not misleading.

The Regional Court’s decision is not final. As of the date of this report, the plaintiffs have not yet appealed the decision to the Turkish Court of Cassation; however, the Company expects them to do so. The plaintiffs may appeal to the Court of Cassation within two weeks of service of the reasoned decision on them. If the Court of Cassation upholds the decision, the case will be dismissed in its entirety; if it overturns the decision, the matter will be sent back to the Regional Court for further proceedings. The Company believes the Regional Court’s decision removes the basis for the enforcement proceedings previously initiated by the plaintiffs.

All of the Company’s services, including ride-hailing, two-wheeled electric vehicle and delivery services, continue to operate without interruption.

Neither the Court of First Instance nor the Regional Court awarded any monetary damages, no liability has been recognized in respect of this matter. An adverse final outcome could require the Company to discontinue or modify its ride-hailing service in Türkiye, which could materially adversely affect the Company’s business, financial condition and results of operations.

Further, the Company provides letters of guarantee to certain governmental authorities and service providers as security for its contractual obligations. These guarantees are generally issued by banks on behalf of the Company and are collateralized by cash deposits. As of September 30, 2026, the aggregate amount of outstanding letters of guarantee was US$69,609.

For additional information, see Item 3.D. “Key Information—Risk Factors” in our Annual Report.

Critical Accounting Estimates

For the three and nine months ended September 30, 2026 and 2025, there have been no material changes to our critical accounting policies and estimates. For additional information, see Item 5.E. “Operating and Financial Review and Prospects — Critical Accounting Estimates” in our Annual Report, except for the estimate mentioned below.

Fair Value of the Amended Notes

In connection with Amendment No. 2, the Company estimated the fair value of the April 2029 Convertible Notes, as amended, and of the related conversion feature immediately before and after the amendment, to assess the accounting impact of the amendment under ASC 470-50. The fair values were determined using a Monte Carlo simulation model.

The valuation involved significant judgment and included Level 3 inputs, including the Company’s share price, expected volatility, risk-free interest rate, credit risk / debt discount rate, remaining contractual term, expected timing and probability of conversion, and the amended conversion formula.

Changes in key assumptions, including share price, volatility, probability of conversion and the debt discount rate, could materially affect the estimated fair value.

Recent Accounting Pronouncements

For a discussion of recently issued accounting standards, see “Note 3 — Summary of Significant Accounting Policies — Recently issued accounting standards” to the notes to our unaudited interim condensed consolidated financial statements included in our Interim Report.

Emerging Growth Company Status and Accounting Election

We are an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act, and have elected to use the extended transition period provided in Section 102(b)(1) of the JOBS Act, which permits an emerging growth company to defer compliance with new or revised financial accounting standards until those standards apply to private companies. As a result, our financial statements may not be comparable to those of companies that comply with new or revised accounting standards as of the effective dates applicable to public business entities.

We will cease to be an emerging growth company on December 31, 2026. Under the Jumpstart Our Business Startups Act (JOBS Act), a company ceases to be an emerging growth company on the earliest of (a) the last day of the fiscal year following the fifth anniversary of the first sale of its common equity securities pursuant to an effective registration statement under the Securities Act (which, for a company with a December 31 fiscal year end, is December 31 of the year in which that anniversary occurs), (b) the last day of the fiscal year in which it has total annual gross revenue of at least $1.235 billion, (c) the date on which it is deemed to be a “large accelerated filer” under the rules of the SEC and (d) the date on which it has issued more than $1.0 billion in non-convertible debt securities during the previous three years. We, under our former name Galata Acquisition Corp., first sold our common equity securities pursuant to an effective registration statement in our initial public offering completed on July 13, 2021, prior to our business combination in July 2023. The fifth anniversary of that offering occurred on July 13, 2026.

Accordingly, beginning with our consolidated financial statements for the year ending December 31, 2026, to be included in our Annual Report on Form 20-F, we will no longer be able to use the extended transition period and will be required to apply new or revised accounting standards as of the effective dates applicable to public business entities. In addition, the report of our independent registered public accounting firm on those financial statements will be required to include critical audit matters, and we will no longer be able to rely on the other accommodations available to emerging growth companies.

Ceasing to be an emerging growth company will not, by itself, require an attestation report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, which applies only to accelerated filers and large accelerated filers. Based on our public float as of June 30, 2026, we will be a non-accelerated filer for purposes of our Annual Report on Form 20-F for the year ending December 31, 2026 and, accordingly, do not expect to be subject to Section 404(b) for that year. We expect the transition out of emerging growth company status to increase our legal, compliance and audit-related costs and to require additional management time.